Exhibit 99.2

REZ-128 (2017-08)

Certificat de modification

Loi sur les sociétés par actions (RLRQ, chapitre S-31.1)

J’atteste que la société par actions

GROUPE CGI INC.

et sa version

CGI GROUP INC.

a modifié ses statuts en vertu de la Loi sur les sociétés par actions afin de changer son nom pour

CGI INC.

Le 30 janvier 2019

Déposé au registre le 30 janvier 2019 sous le numéro d’entreprise du Québec 1142478016. Registraire des entreprises

Services Québec

REZ-909 (2017-04) Page 1 de 1

Statuts de modification

Numéro d’entreprise du Québec (NEQ) : 1142478016

Loi sur les sociétés par actions, RLRQ, chapitre S-31.1

1	Identification de la société

Nom de la société par actions

GROUPE CGI INC.

Version(s) du nom de la société dans une autre langue que le français, s’il y a lieu

CGI GROUP INC.

2	Modification des statuts

2.1	Modification relative au nom

Nom de la société par actions

CGI INC.

2.2	Autres modifications

2.3	Date et heure à attribuer au certificat, s’il y a lieu

Date                    Heure

3	Correction des statuts

4	Signature

Nom de l’administrateur ou du dirigeant autorisé

Max Rogan

Signature électronique de

Max Rogan

Réservé à l’administration

Numéro de référence de la demande : 020200063764987

Désignation numérique :

Services Québec

REZ-909 (2017-04)

Déclaration relative au nom

Déclaration relative au nom

Nom de la société par actions : GROUPE CGI INC.

Je, soussigné(e), Max Rogan, déclare que des moyens raisonnables ont été pris afin de s’assurer que le nom choisi est conforme à la loi, et que je suis la personne autorisée à signer la présente déclaration.

Signature électronique de Max Rogan

Courtesy Translation

REZ-128 (2017-08)

Certificate of Amendment

Business Corporations Act (chapter S-31.1)

I attest that the business corporation

GROUPE CGI INC.

and its version

CGI GROUP INC.

modified its Articles in accordance with the Business Corporations Act to change its name to

CGI INC.

on January 30, 2019

Filed in the register on January 30, 2019

under the Québec business number 1142478016.

Québec

Enterprise Registrar

(signed) Yves Pepin

Enterprise Registrar

Services Québec

REZ-909 (2017-04) Page 1 of 1

Courtesy Translation

Articles of Amendment

Québec enterprise number NEQ 1 1 4 2 4 7 8 0 1 6

Business Corporations Act (chapter S-31.1)

1	Information about the business corporation

Name of business corporation

GROUPE CGI INC.

Version(s) of the name of the business corporation in a language other than French, if applicable

CGI GROUP INC.

2	Amendment of articles

2.1	Amendment to the name

Name of the business corporation

CGI INC.

2.2	Other modifications

2.3	Date and time attributed to the certificate, if applicable

Date                       Hour

3	Correction of articles

4	Signature

Name of the authorized director or officer

Max Rogan

Electronic signature of

Max Rogan

Reserved to the Administration

Reference number of request: 020200063764987

Numeric designation:

Services Québec

REZ-909 (2017-04)

Declaration Relating to the Name

Declaration Relating to the Name

Name of business corporation: GROUPE CGI INC.

I declare that reasonable means have been taken to ensure that the name chosen is in compliance with the law and that I am the person authorized to sign this declaration.

Electronic signature of Max Rogan